Exhibit 99.1(a) Q3 2024 INVESTOR PRESENTATION Highland Opportunities and Income Fund December 2024

HIGHLAND OPPORTUNITIES AND INCOME FUND

HFRO Snapshot

Highland Opportunities and Income Fund (HFRO) is a closed-end, non-diversified management investment company focused on delivering attractive returns through interest income and capital appreciation.

INVESTMENT OBJECTIVE

- To produce current income and capital appreciation by opportunistically allocating its assets across a wide range of strategies, including opportunistic real estate, liquid credit, structured credit, and special situations.

INVESTMENT STRATEGY

- Identify market inefficiencies and trading opportunities by capitalizing on NexPoint's deep understanding of equity and credit markets, structured products, and real estate
- Invest primarily in alternative investments, including private credit and private equity instruments, and opportunistic public instruments.
- Investments instruments include: (a) liquid credit (including broadly syndicated loans); (b) direct lending (including first lien loans, second lien loans, and mezzanine debt); (c) opportunistic credit; (d) structured credit (including CLOs and CMBS); and (e) real assets (including real estate).
- May also invest in special situations, including stressed and non-control distressed credit and opportunities arising from market dislocation

Overview

Ticker	HFRO
CUSIP	43010E404
Managed Assets	$991M
Net Assets	$846M

Portfolio Characteristics

Number of Holdings	75
Monthly Distribution/Share	$0.039
Distribution Rate (NAV)	3.6%
Regulatory Leverage	$145M
Leverage %*	14.6%

**Perpetual preferred*

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HIGHLAND OPPORTUNITIES AND INCOME FUND HFRO Investment Merits Attractive real estate portfolio Core real estate holdings poised Permanent capital and a solid comprised of debt and equity to unlock value as interest rates balance sheet with no leverage or positions with capital decline in the coming quarters off-balance sheet financings to appreciation opportunity force untimely asset sales Lower interest rates increase the Focus on Lifesciences real estate Diversified balance sheet structured to likelihood that real estate assets can be developments, Single Family Rentals, withstand volatility with no financings, monetized and Self-Storage Properties substantial liquidity, and no capital markets mark-to-market provisions Leverage investment experience and resources Compelling valuations in our own capital structure, from across NexPoint’s real estate and corporate effectively buying into a performing loan and equity debt and equity platform portfolio at a significant discount The Board has authorized up to $100 million stock buyback plan to Experienced leadership team that brings a distinctive capitalize on the attractive valuation perspective and ability to identify opportunities and create shareholder value across multiple asset classes 3

HIGHLAND OPPORTUNITIES AND INCOME FUND Closing NAV Discount: Other Initiatives Ø Board Engagement OVERVIEW: § Discount to NAV has continuously been key focus of Board and remains a top priority § Board engagement with Adviser is ongoing to review existing initiatives and evaluate additional opportunities to reduce the discount HIGHLIGHTS/RECENT ACTIONS: Established Dedicated Committee § Established a dedicated Board committee with frequent investor engagement to further focus on initiatives and opportunities to reduce the discount Adjusted Board Compensation § Trustees elected to adjust compensation to reflect conviction in the NAV and Boards ongoing commitment to reduce discount § At the Board's direction, the Fund intends to use a portion of the Board’s compensation to purchase HFRO shares for the Directors in the market to align further the Board members. Additional details on the change in compensation will be provided in subsequent communication. Ø Investment Performance OVERVIEW: § Maximizing Fund performance by executing on HFRO value proposition to deliver current income and capital appreciation 4

HIGHLAND OPPORTUNITIES AND INCOME FUND Closing NAV Discount: Other Initiatives (cont’d) Ø Share Repurchases OVERVIEW: § Continued to repurchase shares subject to volume limitations and other 10b-18 restrictions § Ongoing analysis of best capital allocation including potential for share repurchases alongside investment monetization HIGHLIGHTS/RECENT ACTIONS: § YTD through Q3, purchased 3,128,807 shares totaling $20 million § Continued reporting of buyback activity on Fund website (with information on restrictions affecting repurchases) Ø Transparency & Communication OVERVIEW: § Improve investors’ understanding of Fund and investments § Increase transparency and clarify investment objectives and strategies so investors are aligned § Increase communications frequency and channels to improve awareness of existing resources and materials HIGHLIGHTS/RECENT ACTIONS: § Solicited investor feedback on initiatives to reduce discount § Worked with Bloomberg Terminal Fund analysis teams to adjust data feeds to better capture underlying holdings § Regular reporting of repurchase activity through Fund Updates on website § Announce quarterly calls via press release to maximize awareness and continuously refine calls based on feedback 5

HIGHLAND OPPORTUNITIES AND INCOME FUND Closing NAV Discount: Tender Offer The recently announced Tender Offer is part of the ongoing, targeted strategy from NexPoint and the Board to address the discount to NAV. The Tender Offer expands on current initiatives while providing an additional solution that aims to narrow the discount to NAV and provide other benefits to shareholders. Tender Offer Terms OVERVIEW: Based on current conditions, the Fund anticipates the § On November 25, 2024, announced plan to conduct an issuer tender Tender Offer will have the following terms: offer for Common Shares in exchange for Series B Preferred Shares § Expected exchange price for the Tender Offer is $10.00 per Share, up Expected Price/Common Share $10.00 to maximum purchase price of $100M § Anticipated to be structured similarly to the existing 5.375% Series A Cumulative Preferred Shares (NYSE:HFRO.PR.A) § Expected to commence in January 2025 Max. Aggregate Purchase Price $100M The complete details of the offering will be provided in the final offering documents once they are filed Expected Coupon of Series B Preferred Shares 5.375% POTENTIAL BENEFITS TO SHAREHOLDERS: § Potential to narrow the discount to NAV, as it is expected to increase Liquidation Preference of Series B NAV per Share of the Fund for Shares that remain outstanding after Preferred Shares $25.00/Share the completion of the Tender Offer § Provides an opportunity to exchange common shares at a premium to the current market price § Allows shareholders to receive a fixed dividend Expected Commencement Date January 2025 The Tender Offer described in this communication has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell highland opportunities & income fund shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell fund shares or any other securities. On the commencement date of the tender offer, the fund will file a tender offer statement on schedule to, including a letter to clients, notice of guaranteed delivery, offer to exchange, and a letter of transmittal (“Offering Documents”), with the securities and exchange commission (the “SEC”). The tender offer will only be made pursuant to the offering documents filed with SEC and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the offer. Once the offer is commenced, shareholders will be able to obtain a free copy of the Tender Offer statement on Schedule TO, the Offering Documents and other documents that the 6 fund will be filing with the SEC at the SEC’s website at www.sec.gov.

HIGHLAND OPPORTUNITIES AND INCOME FUND Portfolio Composition • As of September 30, 2024, the Fund’s assets totaled $991 million. • The Fund’s long assets were approximately 74.0% commercial real estate (debt & equity) and 26.0% non-real estate related assets invested across debt securities, public and private equity, and structured products. • The real estate assets by type were approximately 35.3% private equity, 29.0% debt, and 9.19% public equity securities, as a percentage of the Fund’s long assets. 7

HIGHLAND OPPORTUNITIES AND INCOME FUND Three Core Themes in Current Portfolio Thesis One: Opportunity in RESIDENTIAL RENTAL MARKET (Single Family Rentals (SFR) and multifamily) in face of housing affordability challenges and migration out of large coastal metros • Investments: NexPoint Homes – ResMark Ventures – SFR WLIF III • Opportunity: Several investments that are stabilizing as well as some under development, which have meaningful upside opportunity through NOI growth of stabilizing properties and capital appreciation of development assets Thesis Two: LIFE SCIENCES AND MEDICAL is a rapid growth sector with select supply / demand imbalances and meaningful opportunities for informed investors • Investments: EDS Legacy Partners – IQHQ – CCS Medical – Sapience Therapeutics • Opportunity: Invested in various aspects of the thesis, through a redevelopment project in a supply- constrained market, other real estate development in established life science markets led by an experienced management team, and direct to the chronic care market Thesis Three: Leverage NEXPOINT EXPERTISE including uncovering VALUE-ADD REAL ESTATE which provides attractive total return opportunities • Investments: NexPoint Storage Partners – NexPoint Real Estate Finance – NexPoint Hospitality Trust • Opportunity: Ability to uncover unique and compelling opportunities, including value-add real estate or sectors that can be institutionalized, and make significant investments in projects where NexPoint’s experience for bold and creative solutions can be applied to unlock value 8

HIGHLAND OPPORTUNITIES AND INCOME FUND Top 10 Holdings Snapshot 9

HIGHLAND OPPORTUNITIES AND INCOME FUND

Top 10 Holdings (as of 9/30)

INVESTMENT	% PORTFOLIO	THESIS	KEY HIGHLIGHTS
NexPoint Homes Trust THESIS: RESIDENTIAL RENTAL MARKET	12.5%	Core SFR fund with potential upside from NOI growth and home price appreciation, meeting the demand for affordable housing. Expect stable NOI growth, targeting 4 to 5% dividend yield.	Executing on opportunity to optimize portfolio, including upgrading property manager, and accretively disposing of lower performing homes to pay down higher interest debt.
EDS Legacy Partners THESIS: LIFE SCIENCE AND MEDICAL	11.3%	Provides a yielding instrument through the redevelopment of a life sciences and medical complex, with a path to liquidity as the project reaches key milestones.	HFRO holds a promissory note in the project. Executed an Economic Development Agreement with the City of Plano in August, clearing the way for the first phase of development.
NexPoint Storage Partners THESIS: NEXPOINT EXPERIENCE	11.0%	Development portfolio that is stabilizing and is positioned to benefit from high occupancy and rate increases.	Continuing to maximize NOI growth while positioning portfolio for a potential exit over time. Executed a new debt facility which lowers cost of capital and provides additional growth capacity.
NexPoint Real Estate Finance THESIS: NEXPOINT EXPERIENCE	8.2%	A stabilized investment in a publicly traded company with a highly experienced management team with an attractive dividend yield.	Lends to or invests in properties that are stabilized or require limited deferred funding to support leasing or ramp-up of operations, where capital expenditures are for value-add improvements. Year-to-date, the stock has delivered a total return of approximately 12% and offers an attractive dividend yield of around 11%.
ResMark Venture THESIS: RESIDENTIAL RENTAL MARKET	5.7%	Invested in a joint venture with a developer who has deep experience in the industry and is able to choose investments wisely and, as a result, capture high yields.	Developing five separate build-to-rent residential developments in California and Texas, with expected deliveries from 2025 through 2027. Developments are progressing inline with anticipated budget and timeline.

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HIGHLAND OPPORTUNITIES AND INCOME FUND

Top 10 Holdings (as of 9/30) (cont'd)

INVESTMENT	% PORTFOLIO	THESIS	KEY HIGHLIGHTS
IQHQ THESIS: LIFE SCIENCE AND MEDICAL	5.6%	Address the demand dynamics for life science in these markets; capture high-teens IRRs.	Marked down post-9/30 but positioned to benefit from recent industry tailwinds, such as positive fund flows, onshoring activity, and increased M&A activity. On track to deliver approximately 2 million square-feet of space by year-end.
CCS Medical THESIS: LIFE SCIENCE AND MEDICAL	5.3%	Positioned to capture value that will result from strategy of integrating chronic care management and the rapidly growing CGM market.	Focused on the progress of the 2024 growth initiatives, which include several accretive pharmacy and analytics growth projects.
NexPoint Hospitality Trust THESIS: NEXPOINT EXPERIENCE	4.1%	Public company investment with benefit of convertible debt structure and potential upside through post-Covid hospitality stabilization and active asset recycling.	Announced it is being acquired by NexPoint Diversified Real Estate Trust, which will provide NHT with additional scale efficiency and liquidity as it continues to execute its strategy.
Sapience Therapeutics THESIS: LIFE SCIENCE AND MEDICAL	3.4%	Private company using proprietary technology to create novel treatments for untreatable cancers and positioned to disrupt the market.	Raised more than $100 million in outside capital while specializing in developing peptide-based therapeutics to treat cancers.
SFR WLIF III THESIS: RESIDENTIAL RENTAL MARKET	2.4%	Opportunity to invest in SFR loans.	HFRO was fully repaid during the quarter at par. (Holding will not remain in portfolio in 4Q24.)

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HIGHLAND OPPORTUNITIES AND INCOME FUND Top Holdings 12

TOP HOLDINGS DETAIL

NexPoint Homes Trust

A private REIT focused on acquiring, building, and operating single-family rental homes mostly in the Sunbelt states.



INVESTMENT RATIONALE & OBJECTIVE

- Fills a significant growing need for expanded access to affordable SFR properties due to the lack of supply and the growing affordability gap between renting and owning.
- Focuses on acquiring newer construction homes and partnering with local builders to create "build-for-rent" communities in secondary and tertiary markets near major employment centers.
- **Objective:** ***Core SFR fund that delivers dividend yield with additional potential upside from NOI growth and home price appreciation.***

KEY HIGHLIGHTS (as of 9.30.24)

- Upgraded property managers to Mynd/Roofstock, a high-quality national manager, during the third quarter.
  - Encouraged by opportunities as they take a more proactive and collaborative approach, which will likely result in favorable impacts to operating results.
- Further de-levered the portfolio by accretively disposing of ~250 homes to pay down approximately $60M of higher interest rate debt.
  - Anticipate a similar execution in coming quarters to pay down another $50 to $60 million of debt.

UPDATE & NEXT MILESTONE

- Expect stable NOI growth with highly occupied portfolio, targeting 4 to 5% dividend yield.
- Will continue to de-lever the portfolio by selling off or exiting any underperforming assets or MSAs and using proceeds primarily to pay down debt.

Initial Investment	2022
% of HFRO	12.5%
Investment	$115.0M
Investment Type	Debt, Private Equity
Industry	Real Estate – Single-Family Rental

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TOP HOLDINGS DETAIL

EDS Legacy Partners

Owns the former Electronic Data Systems (EDS) campus located at 5400 Legacy Drive in Plano, Texas, which is situated on 91 acres and includes ~1.6 million square feet of space, being redeveloped into a life sciences and medical complex.



INVESTMENT RATIONALE & OBJECTIVE

- Asset was purchased in 2018 to redevelop into a large corporate office. Following dislocation in the office sector coming out of the Covid-pandemic, pivoted plans in order to realize the embedded value in this real estate.
- After extensive analysis, determined the highest and best use to be a life sciences and medical center. Based on capital investment and borrowing needs for redevelopment, which would exceed fund regulatory borrowing restrictions, HFRO sold its equity position in December 2023 to facilitate realizing the value of a 10% premium to its appraised value.
- **Objective: *Participate in a yielding investment along with a path to liquidity as the project reaches key milestones.***

KEY HIGHLIGHTS (as of 9.30.24)

- Multi-phase project to establish a life science facilities complex with approximately 375,000 square feet of new pharmaceutical manufacturing space planned for phase one.

UPDATE & NEXT MILESTONE

- In August, the City of Plano approved an economic development agreement to support the project through tax increment financing (TIF) funding. The first phase of the redevelopment is progressing, and construction is expected to begin in Q1 2025.

Initial Investment	2018
% of HFRO	11.3%
Investment	$107.8M
Investment Type	Debt
Industry	Real Estate – Life Sciences

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TOP HOLDINGS DETAIL NexPoint Storage Partners Invests in newly built, multi-story, climate-controlled, Class-A self-storage facilities located in dense and growing markets. All assets are managed by Extra Space Storage (NYSE: EXR) INVESTMENT RATIONALE & OBJECTIVE • A best-in-class storage portfolio that is benefiting from storage tailwinds in key locations across the United States, with a focus in the Sunbelt states. • All assets are operated by Extra Space Storage, which serves as a strong, experienced operating partner. • Objective: Development portfolio that is stabilizing and is positioned to benefit from rate increases and high occupancy. KEY HIGHLIGHTS (as of 9.30.24) Initial 2018 • The portfolio greatly benefited from storage tailwinds playing out in the third Investment quarter, which unlocks new opportunities to grow and expand the platform. • In efforts to enhance its balance sheet, it recently executed on a new $750M debt % of HFRO 11.0% facility which locked in a 5.4% rate and lowered the cost of capital by approximately 100 basis points. Investment $104.6M UPDATE & NEXT MILESTONE Investment Private Equity Type • Coming off a strong leasing season and quarter, portfolio should grow NOI through continued occupancy increase (current average occupancy of 92.4%) Real Estate – Industry and rate increases on existing tenants. Self-Storage • Maximizing NOI growth while positioning portfolio for a potential exit over time. 15

TOP HOLDINGS DETAIL NexPoint Real Estate Finance An externally managed commercial mortgage REIT listed on NYSE with a primary focus on investments in real estate, including in the multifamily, single-family rental, self-storage, life science, hospitality, office, and marina sectors. INVESTMENT RATIONALE & OBJECTIVE • HFRO is invested in the common stock (NYSE: NREF), which is focused on real estate sectors where its senior management team has operating experience. • Longer term duration lending provides earnings visibility, with equity cushion providing some investment protection. • Objective: A stabilized investment in a publicly traded company with a highly experienced management team. KEY HIGHLIGHTS (as of 9.30.24) Initial 2020 • NREF reported net income of $16.1 million, or $0.75 per diluted share for the Investment three months ended September 30, 2024. • NREF reported cash available for distribution of $15.8 million, or $0.67 per % of HFRO 8.2% diluted share, for the three months ended September 30, 2024. • Outstanding total portfolio of $1.1 billion, composed of 83 investments. • Weighted-average loan to value (“LTV”) and debt service coverage ratio (“DSCR”) are Investment $74.4M 60.2% and 1.36x, respectively. • As of October 31, 2024, there are no loans currently in forbearance in the portfolio. Investment Common Stock Type Real Estate – UPDATE & NEXT MILESTONE Industry Finance rd • During the 3 quarter, NREF sold a CMBS B-Piece with an outstanding principal balance of $82.0MM with bond equivalent yield of 9.20%. • In the third quarter, NREF funded $28.8MM on a loan that pays a monthly coupon of SOFR + 900 bp. 16

TOP HOLDINGS DETAIL ResMark Venture A JV with a multibillion-dollar international pension fund managed by an affiliate of The Resmark Companies. It invests in mostly residential development projects and is focused on making single-family build-to-rent investments in suburban markets. INVESTMENT RATIONALE & OBJECTIVE • A developer which has over 30 years of experience and is focused on new single-family build-to-rent investments in suburban markets that exhibit strong employment and population growth, high barriers to homeownership, limited new supply, and proximity to desirable local amenities. • Merchant builder that targets mid-teens IRRs. • Objective: Invested in a joint venture with a developer who has deep experience in the industry and is able to choose investments wisely and, as a result, capture high yields. Initial 2023 Investment KEY HIGHLIGHTS (as of 9.30.24) % of HFRO 5.7% • Developing five separate build-to-rent residential developments in California and Texas, with expected deliveries from 2025 through 2027. • Focused on investments that will drive high yields (>20% IRRs). Investment $53.9M • As of September 30, 2024, the Venture has deployed $124.4 million of the $173.47 million equity commitment across the portfolios. Investment Private Equity Type UPDATE & NEXT MILESTONE Real Estate – • The investments are in various stages of development. Industry Single-Family • On schedule with delivery times and construction costs have been on par Rental with forecasts. 17

TOP HOLDINGS DETAIL

IQHQ

A private real estate investment trust (REIT) that acquires, develops, redevelops, and manages life-sciences real estate across several core-markets.



INVESTMENT RATIONALE & OBJECTIVE

- Pursues large format, iconic development and selective re-development opportunities within live-work-play clusters in the top life science markets, including Boston, San Francisco, and San Diego.
- IQHQ is led by top life science developers; investors include leading funds.
- **Objective: *Address demand for premier life science real estate in these markets; capture high-teens IRRs.***

KEY HIGHLIGHTS (as of 9.30.24)

- Broader life science industry had faced challenges as funding pulled back from 2021 highs and softened demand for life science real estate. Showing positive signs of recovery throughout 2024.
- Company is positioned to benefit from recent industry tailwinds, such as VC funding and other life science investment, favorable M&A environment, and onshoring activity.
  - Higher levels of biotech funding (leading indicator for life science real estate demand) in 1H24 followed by sector improvement in 2H24, which is expected to continue in 2025.

UPDATE & NEXT MILESTONE

- HFRO materially marked down the IQHQ investment after 9/30, due in part to industry challenges mentioned above; however, we believe position is poised to benefit from above mentioned tailwinds. Current environment provides a favorable backdrop for IQHQ's leasing opportunities as these best-in-class assets are brought to market.
- On track to deliver approximately 2 million square feet by year-end.
- Pursuing entitlements for additional sites, aiming to expand the portfolio to over 10 million square feet upon full delivery.

Initial Investment	2020
% of HFRO	5.6%
Investment	$53.1M
Investment Type	Common Stock
Industry	Real Estate – Finance

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TOP HOLDINGS DETAIL

CCS Medical

A leading national distributor of home medical equipment and supplies for patients with chronic conditions, with a focus on diabetes management.



INVESTMENT RATIONALE & OBJECTIVE

- CCS is at the forefront of the rapidly growing distribution market for continuous glucose monitoring (CGM) diabetes supplies and expects to continue capturing growth stemming from the secular trend of healthcare moving online and to the home.
- CCS provides a fully integrated experience for chronic care management, differentiated from the typical fragmented care that patients living with such conditions face.
- **Objective: *Maximizing value by integrating chronic care management with the rapidly growing CGM market.***

KEY HIGHLIGHTS (as of 9.30.24)

- CCS experienced continued revenue and adjusted EBITDA growth during the third quarter of 2024, leading to an approximately 1.79% increase in CCS's equity price compared to the second quarter of 2024.
- Year-on-year sales increased 19% for Q2 2024, with the highly profitable CGM division experiencing 18% year-on-year growth.
- The company's net leverage continues to sit at a comparatively low 1.62 times EBITDA, which is well within debt covenants.

UPDATE & NEXT MILESTONE

- ICCS continues to roll out the launch of PropheSee, an AI-powered predictive model designed to improve therapy adherence for people living with diabetes, potentially saving patients several thousand dollars a year.
- Additionally, Management continues to focus on the progress of other 2024 development initiatives, which include several accretive pharmacy and analytics growth projects.

Initial Investment	2010
% of HFRO	5.3%
Investment	$50.5M
Investment Type	Debt, Private
Industry	Healthcare

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TOP HOLDINGS DETAIL

NexPoint Hospitality Trust

A publicly traded REIT listed on the TSX Venture Exchange under the ticker NHT.U. focused on acquiring, owning, and operating well-located hospitality properties in the United States that offer a high current yield.



INVESTMENT RATIONALE & OBJECTIVE

- HFRO owns convertible debt of NHT, providing reliable earnings.
- The REIT invests in properties that offer a high current yield and in many cases are underperforming assets with the potential to increase in value through investments in capital improvements, brand repositioning, revenue enhancements, or operational improvements.
- **Objective: *Public company investment with benefit of convertible debt structure and potential upside through post-Covid hospitality stabilization and active asset recycling.***

KEY HIGHLIGHTS (as of 9.30.24)

- Owns leading branded properties including Marriott, Hilton, and Hyatt, located across the U.S.
- Portfolio includes 7 properties, focused on select service and extended stay hotels.

UPDATE & NEXT MILESTONE

- On November 25, NHT announced it is being acquired by NexPoint Diversified Real Estate Trust (NYSE: NXDT) for $0.36 per unit.
  - The acquisition will create additional scale efficiency and liquidity for NHT, and it is expected to be completed in the first quarter of 2025.
  - The convertible debt in HFRO will remain with the surviving entity post-merger.
- NHT continues to opportunistically recycle its existing asset base and announced the sales of Homewood Suites Las Colinas and Homewood Suites Plano, which are expected to close in the coming quarters.

Initial Investment	2020
% of HFRO	4.1%
Investment	$38.9M
Investment Type	Convertible Debt
Industry	Real Estate – Hotels

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TOP HOLDINGS DETAIL

Sapience Therapeutics

A privately held, clinical-stage biotechnology company focused on discovering and developing peptide therapeutics to address oncogenic and immune dysregulation that drive cancer.



INVESTMENT RATIONALE & OBJECTIVE

- With two platforms that are purpose-built to maximize the translational potential of drug candidates, Sapience has built a pipeline of therapeutic candidates called SPEARs™ (Stabilized Peptides Engineered Against Regulation) that disrupt intracellular protein-protein interactions, enabling targeting of transcription factors that have traditionally been considered undruggable.
- Sapience has 8 additional SPEARs™ programs in various stages of discovery that target some of the most vexing and multi-faceted targets in cancer.
- In 2024, initiated work on their new class of molecule, SPARCs™ (Stabilized Peptides Against Receptors on Cancer), which can direct cargo to cell surface targets, enabling delivery of payloads to cancer cells.
- **Objective*: Private company using proprietary technology to create novel treatments for untreatable cancers and positioned to disrupt the market.***

Initial Investment	2021
% of HFRO	3.4%
Investment	$32.1M
Investment Type	Convertible Debt, Preferred Equity
Industry	Biotech

KEY HIGHLIGHTS (as of 9.30.24)

- Clinical-stage SPEARs™, ST316 and Lucicebtide, are advancing through Phase 2 clinical trials.
- ST316 is a first-in-class antagonist of one of the most challenging and prolific cancer targets; currently enrolling a Phase 2 dose expansion study.
- Lucicebtide, a first-in-class antagonist of C/EBPβ, has completed the main portion of a Phase 2 dose expansion study and has completed enrollment in two additional sub-studies.

UPDATE & NEXT MILESTONE

- Has raised more than $100 million in outside capital, attracting top investors including Bristol-Myers Squibb, Eshelman Ventures, and Kingdon Capital.
- Anticipates initial readouts from ST316 Phase 2 study by mid-2025.

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HIGHLAND OPPORTUNITIES AND INCOME FUND Appendix 22

APPENDIX

Selected Financial Highlights

Quarter Ended September 30, 2024

Balance Sheet Highlights	3Q2024	2Q2024	1Q 2024	4Q 2023	3Q 2023	2Q 2023	1Q 2023	4Q 2022	3Q 2022
Investment Portfolio at Fair Value	$963	$965	$988	$1,008	$1,046	$1,035	$1,070	$1,067	$1,067
Total Debt Outstanding	$140	$140	$140	$160	$159	$159	$159	$162	$140
Total Net Assets	$846	$844	$867	$870	$925	$928	$936	$946	$1,011
Debt-to-Equity Ratio	0.17x	0.17x	0.16x	0.18x	0.17x	0.17x	0.17x	0.17x	0.14x
Net Debt-to-Equity	0.15x	0.12x	0.10x	0.18x	0.17x	0.16x	0.16x	0.14x	0.03x
Income Statement Highlights									
Total Investment Income	$14.9	$10.9	$11.1	$12.1	$9.0	$10.0	$24.7	$10.3	$32.4
Net Investment Income	$11.9	$8.1	$7.7	$9.1	$5.4	$6.6	$21.3	$6.9	$29.0
Net Realized Gains/(Losses)	($0.2)	($50.2)	$24.0	($2.0)	($2.0)	($5.2)	$2.5	($7.8)	($12.8)
Net Unrealized Appreciation/(Depreciation)	$4.4	$21.2	($3.4)	($44.4)	$10.4	$8.1	($16.6)	$28.9	($111.9)
Total Increase in Net Assets Resulting from Operations	$14.2	($22.8)	$26.4	($38.8)	$11.9	$7.6	$5.2	$26.0	($97.7)
Per-Share Data									
Net Asset Value Per Share	$12.96	$12.77	$12.91	$12.74	$13.56	$13.61	$13.74	$13.89	$14.86
Net Investment Income per Share (Basic and Diluted)	$0.18	$0.12	$0.11	$0.13	$0.08	$0.10	$0.31	$0.10	$0.43
Total Increase in Net Assets Resulting from Operations per Share	$0.22	($0.21)	$0.24	($0.59)	$0.18	$0.10	$0.08	$0.38	($1.44)
Distributions per Share	$0.12	$0.12	$0.12	$0.23	$0.23	$0.23	$0.23	$0.23	$0.23

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APPENDIX NexPoint’s Leading Alternative Investment Platform Firm Overview 1 AUM $17.2 billion Focus Alternative investments 2 Employees 104 total employees; 27 investment professionals Offices Headquartered in Dallas Texas, with employees across the US DELAWARE PRIVATE REAL FIXED INCOME DIVERSIFIED PUBLIC REAL STATUTORY ESTATE ALTERNATIVES ESTATE ALTERNATIVES TRUSTS Floating Rate Private Equity Multifamily Single Family Rental Commercial Preferred Equity Equity Single Family Self-Storage Real Estate High Yield Alternatives Rental Office Hospitality Life Science 1. As of 7/31/2024, inclusive of NexPoint and affiliates, based on fee calculation AUM. 2. As of 9/30/24 based on Headcount Report. 24

APPENDIX Fund Management Jim Dondero, CFA Co-Founder & President • Has over 30 years of experience investing across the alternative landscape. Founded NexPoint in 2012 to bring alternative strategies to retail channels. • Established a number of integrated businesses to manage investments in credit, real estate, and private equity. • Holds a number of board positions at companies within financial services, healthcare, and real estate, among other industries. Scott Johnson Portfolio Manager • Portfolio Manager with over 25 years of investment management experience with extensive experience including private equity, mergers and acquisitions and long/short hedge funds. • Prior to NexPoint, has been the portfolio manager at funds focused on making opportunistic investments in public and private debt and equity securities, as well as working at a private equity firm focused on control-oriented buyout investments and as an Analyst in mergers & acquisitions. 25

APPENDIX Disclosures The performance data quoted here represents past performance and is no guarantee of future results. Investment returns and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For performance data current to the most recent month-end, please call 877-665-1287. Before investing in the Fund, you should carefully consider the Fund’s investment objectives, risks, charges and expenses. For a copy of a prospectus or summary prospectus which contains this and other information, please visit our website at nexpointassetmgmt.com or call 1-877-665-1287. Please read the fund prospectus carefully before investing. The Advisor to the Fund is NexPoint Asset Management, L.P. (“Advisor”). The information herein has been prepared by the Investment Adviser, is based upon unaudited information, and has not been independently audited or verified. This summary is for informational purposes only and is subject to change. This presentation contains information about prior investments made by the Adviser of the Fund. This information was prepared by the Adviser based on its experience in the industry and on assumptions of fact and opinion as to future events which the Adviser believed to be reasonable when made. There can be no assurance that the Adviser and/or the Fund will be as successful as these earlier investments. Prior investment returns are not indicative of future results. It should not be assumed that investment recommendations made in the future will be profitable or will equal the performance of the securities included herein. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange and frequently trade at prices lower than their net asset value, which may increase an investor’s risk of loss. Net Asset Value (NAV) is total assets fewer total liabilities, which includes preferred shares, divided by the number of common shares outstanding. At the time of sale, your shares may have a market price that is above or below NAV and may be worth more or less than your original investment. For additional information, please contact your investment adviser or visit our website www.nexpointassetmgmt.com. Distributions: If a Fund estimates that it has distributed more than its income and net realized capital gains in the current fiscal year; a portion of its distribution may be a return of capital. A return of capital may occur, for example, when some or all of a shareholder’s investment is paid back to the shareholder. A return of capital distribution does not necessarily reflect a Fund’s investment performance and should not be confused with “yield” or “income”. When distributions exceed total return performance, the difference will reduce the Fund’s net asset value per share. Although the character of income will note be determined until the end of the Fund’s fiscal year, please refer to the section on the website for Section 19a notices that provide estimated amounts and sources of the fund’s distributions, which should not be relied upon for tax reporting purposes. A Form 1099- DIV for the calendar year will be sent to shareholders to illustrate how the Fund’s distributions should be reports for federal income tax purposes. The Fund had a return of capital of 43.0% in 2023 and expects similar results for 2024. RISK CONSIDERATIONS Credit Risk. The risk that the Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty of a derivatives contract or repurchase agreement, is unable or unwilling (or is perceived to be unable or unwilling) to make a timely payment of principal and/or interest, or to otherwise honor its obligations. Currency Risk. The risk that the values of foreign investments may be affected by changes in the currency rates or exchange control regulations. Debt Securities Risk. The Fund’s ability to invest in high- yield debt securities generally subjects the Fund to greater risk than securities with higher ratings. Loans may not be considered ‘securities’ for purposes of the anti-fraud provisions under the federal securities laws and, as a result, as a purchaser of these instruments, a Fund may not be entitled to the anti-fraud protections of the federal securities laws. Derivatives Risk. Derivatives, such as futures and options, are subject to the risk that changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index. Derivatives also expose the Fund to the credit risk of the derivative counterparty. Derivative contracts may expire worthless, and the use of derivatives may result in losses to the Fund. Liquidity Risk. The risk that, due to low trading volume, lack of a market maker, large position size, or legal restrictions (including daily price fluctuation limits or “circuit breakers”), the Fund may not be able to sell particular securities or unwinding derivative positions at desirable prices. Because loan transactions often take longer to settle than transactions in other securities, the Fund may not receive the proceeds from the sale of a loan for a significant period of time. No assurance can be given that the Fund will have sufficient liquidity in the event of abnormally large redemptions. Non-Diversification Risk. As a non-diversified fund, the Fund may invest a larger portion of its assets in the securities of one or a few issuers than a diversified fund. Non- Payment Risk. Senior Loans, like other corporate debt obligations, are subject to the risk of non- payment of scheduled interest and/or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non- payment and a potential decrease in the NAV of the Fund. Senior Loans Risk. The risks associated with senior loans are similar to the risks of below investment grade securities in that they are considered speculative. In addition, as with any debt instrument, senior loans are also generally subject to the risk of price declines and to increases in prevailing interest rates. Senior loans are also subject to the risk that, as interest rates rise, the cost of borrowing increases, which may also increase the risk and rate of default. In addition, the interest rates of floating rate loans typically only adjust to changes in short-term interest rates; long term interest rates can vary dramatically from short term interest rates. Therefore, senior loans may not mitigate price declines in a rising long-term interest rate environment. Short Sales Risk. The risk of short sales theoretically involves unlimited loss potential since the market price of securities sold short may continuously increase. 26

ADDRESS VISIT OUR WEBSITE 300 Crescent Court www.nexpointassetmgmt.com Suite 700 Dallas, TX 75201 CONTACT SALES (833) 697-7253 NVESTOR SUPPORT IR@nexpoint.com